Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: IMC Global Inc.
Subject Company's Exchange Act File No.: 1-9759

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition ("Cargill") and IMC Global Inc. ("IMC"), including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill's and IMC's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov).

        Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Pritchard, or by telephone at (847) 739-1200, email: dapritchard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding IMC's directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

***

Interoffice Memorandum

Subject:	Agreement Signed to Combine with Cargill Crop Nutrition to Create a New Public Company
Date:	January 27, 2004
From:	D. A. Pertz
To:	IMC Global Employees	Copies To:

        I am pleased to announce that we have signed a definitive agreement with Cargill Crop Nutrition to combine our respective businesses to create a new, publicly traded company.

        This is an exciting opportunity that best meets the long-term interests of IMC Global employees, customers, shareholders, suppliers and other stakeholders. By combining our leading crop nutrient businesses, we will create a stronger, more efficient, and more diversified global company with significant growth opportunities, a healthy balance sheet and increased means to better serve our customers, thus building a stronger future for all our stakeholders.

        Included with this announcement are the press release and fact sheet we are distributing today to customers, shareholders, the news media and other audiences.

        This merger will clearly bring many changes for all of us at IMC Global, as well as at Cargill Crop Nutrition, in the weeks and months ahead. As we come together, we are pleased by the fact that both companies embrace the same objectives and values—low-cost operations, world-class service and quality, a commitment to our people, profitable growth, and dedication to the highest safety, environmental and ethical standards.

        We hope to close the transaction and begin the real work of integrating our two organizations this summer. However, there is a lot that will happen between now and then. The merger must be approved by our shareholders. It also will be reviewed by regulatory authorities in the United States, Canada and several other countries. We will cooperate fully with those reviews, but at this point we do not know exactly how long the process will take.

        In the meantime, it is vitally important that both companies continue to operate independently of each other. At IMC Global we must continue to work hard to satisfy our customers, improve profitability, manage our cash flow and drive continuous improvement in all that we do. Until our shareholders and the regulatory authorities approve the merger, I want to stress that it is business as usual—today and each day hereafter. We have mines and plants to run and customers to service here and abroad. This must remain our focus.

        The planned merger presents us with many challenges and opportunities. In merging the two organizations, IMC Global and Cargill Crop Nutrition share an objective to have the most qualified people in every job in every location. To be successful, we need to make sure we are running the most efficient crop nutrient business in the world. There will obviously be some degree of job duplication and overlap in certain areas. We pledge to move as quickly as possible to make staffing and other key decisions.

        We understand that this merger may cause some concern about your future and raise many questions. We are committed to handling these matters in a sensitive and professional manner. We also are committed to providing you with timely information on merger developments and to answering your questions and concerns openly and honestly as soon as we are able to do so.

        I know that I can continue to count on the hard work, energy and commitment of all IMC Global employees as we move to successfully blend these two companies into a new organization. I look forward to working with you to make the most of this outstanding opportunity to create the world's most successful crop nutrient and animal feed company and build a stronger future for our stakeholders.